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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Valdes & Moreno, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__819 Main Street, Room 304__
                        (No. and Street)

Parkville	MO	64152
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marco Listrom	816-221-6700	marco@valdesmoreno.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__David Lundgren & Company, CPAs, Chartered__
            (Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015		6075	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Marco Listrom_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Valdes & Moreno, Inc._____, as of __12/31_____, 2 _2024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Presldent

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Valdes & Moreno, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valdes & Moreno, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Valdes & Moreno, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Valdes & Moreno, Inc.'s management. Our responsibility is to express an opinion on Valdes & Moreno, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valdes & Moreno, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Valdes & Moreno, Inc.'s auditor since 2015.

Olathe, Kansas
April 1, 2025

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	190,650
Cash with clearing broker		186,042
Deposit account with clearing broker		35,030
Trading account with clearing broker		256,291
Investment account with clearing broker		-
Receivable from clearing broker		14,094
Receivable from shareholder		36,500
Receivable from independent contrator		22,500
Office equipment (net of accumulated depreciation of $9,334)		-
TOTAL ASSETS	$	741,107

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	-
Independent contractors payable		-
Bank Loans Payable		-
Accrued payroll		6,912
Accrued payroll taxes and benefits		1,778
Due to clearing broker		317,167
Income taxes payable		-
Dividends payable		-
Total liabilities		325,857

STOCKHOLDERS' EQUITY

Capital stock		231,500
Retained earnings (deficit)		183,750
Total stockholders' equity		415,250
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	741,107

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 1   **SIGNIFICANT ACCOUNTING POLICIES**

A.   *Nature of the Business*

The Company was incorporated on July 13, 1994 and commenced business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2024 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C.   *Brokerage Commissions*

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis. The Company believes that contract performance is only complete when money changes hands and the risk/reward of a securities position has been transferred. The firm's clearing broker keeps its books and records on a settlement date basis, also.

D.   *Investment Banking*

The Company underwrites securities for corporate and governmental entities who want to raise funds through the sale of securities. Investment banking revenues include takedowns or concessions arising from securities offerings in which the Company participates as an underwriter. Takedowns and concessions are recorded on settlement date per the discussion above in C. Underwriting fees (group and net-designated sales credits), and gains/losses, net of syndicate expenses, are recorded at the time the underwriting has been closed and payment has been received. The Company believes that significant actions need to be taken by an underwriting group subsequent to settlement of an offering to account for related fees and to figure the gain/loss of a syndicate.

E.   *Placement Agent Fees*

Placement agent fees are recorded upon receipt, in accordance with the related placement agent agreement, after investor funds have been deposited with the issuer or private equity fund at closing.

See independent auditor's report

6

F.   *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated under the straight-line basis using the estimated useful lives of the asset ranging from of three to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2024 was $0.00.

G.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity remining of six months or less to be cash equivalents. As such, for the year ended December 31, 2024, the Company had a certificate of deposit of $107,757.78 maturing before March 31, 2025.

Cash Paid/Accrued - Interest and Taxes - The amount of cash paid for interest and accrued income taxes for the year ended December 31, 2024 are as follows:

Cash paid - interest	$	164,447
Accrued - income taxes	$	0

NOTE 2   **NET CAPITAL REQUIREMENTS**

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2024, the Company had aggregate indebtedness of $8,690 and net capital of $321,796 which resulted in a ratio of 0.027 to 1 and a ratio requirement of $579 which was less than its minimum requirement of $100,000. Therefore, at December 31, 2024, based on its minimum requirement, the Company had excess net capital of $201,796.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 3   **CAPITAL STOCK**

The Company is capitalized with the following issues of stock:
Common stock, **Class A**; $1 par value,
1,000 shares issued and outstanding,
Controlling shareholder – 100%

Common stock, Class B; $.01 par value,
100,000 shares issued and outstanding,
Controlling shareholder – 92.4%

Preferred stock; **$100 par value,**
2,295 shares issued and outstanding,
Controlling shareholder – 100%

NOTE 4   **FAIR VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE 4   FAIR VALUE (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring Basis
As of December 31, 2024

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash	$82,892	$ 0	$ 0	$82,892
Cash equivalents	107,758	0	0	107,758
Cash with clearing broker	221,072	0	0	221,072
ETF securities	12,456	0	0	12,456
Treasury securities	20,357	0	0	20,357
Municipal securities	0	223,478	0	$223,478
Total	$444,535	$223,478		$668,013

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 5   **INVESTMENTS**

The Company's investments are identified as follows:

Trading Securities

This is an account maintained by the company with its clearing broker to invest in securities on a short-term basis. Income from this activity is reflected in income in the current year. Trading securities held at December 31, 2024 amounted to $256,291.

Hold-to-Maturity Bonds

These types of bonds are held to their maturity date. At maturity, the Company will receive the face value of the bonds plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2024, the fair value of these investments was $0 with a corresponding face value of $0.

Available-for-Sale Securities

This category includes investments that the company will not likely hold to maturity but are actively traded. At December 31, 2024, the fair value of these investments was $0 with a corresponding cost of $0.

NOTE 6   **INCOME TAXES**

The Company follows the provisions of FASB accounting standards regarding unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2023. Tax years 2021 through 2023 are still open and subject to examination by the respective tax jurisdictions. The Company had a net profit in 2023 of approximately $70,726.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 7   **LEASE COMMITMENTS**

On January 1, 2023, the Company executed a new lease on office space for a one-year period, extendable annually, at an annual rate of $10,200. Annual maturities are:

2024	$ 10,200
2025	$ 10,200

Office lease expense for 2024 was $10,200.

NOTE 8   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 1, 2025, the date on which the audited financial statements were issued. In its evaluation, nothing was noted that would require further disclosure in the financial statements.